AltC Acquisition Corp.

640 Fifth Avenue, 12th Floor

New York, NY 10019

April 25, 2024

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, DC 20549

Attention:	Anuja A. Majmudar
Irene Barberena-Meissner
Mark Wojciechowski
Gus Rodriguez

Re:	AltC Acquisition Corp. - Request for Acceleration
Registration Statement on Form S-4 File No. 333-274722

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), AltC Acquisition Corp. (the “Registrant”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-4 (File No. 333-274722) filed by the Registrant with the United States Securities and Exchange Commission (the “Commission”) on September 27, 2023, as amended by Amendment No. 1 filed on November 13, 2023, Amendment No. 2 filed on December 22, 2023, Amendment No. 3 filed on January 30, 2024, Amendment No. 4 filed on April 2, 2024, and Amendment No. 5 filed on April 15, 2024 (collectively, the “Registration Statement”), be accelerated by the Commission to 4:00 p.m., Eastern Time on April 26, 2024, or as soon as reasonably practicable thereafter, or at such later time as the Registrant or its counsel may orally request via telephone.

The cooperation of the Commission in meeting the timetable described above is very much appreciated. If you have any questions, please feel free to contact Matthew J. Gilroy of Weil, Gotshal & Manges LLP at (212) 310-8961 or by e-mail at Matthew.Gilroy@weil.com. In addition, please notify Mr. Gilroy when this request for acceleration has been granted.

Sincerely,

AltC Acquisition Corp.

By:	/s/ Jay Taragin
Name:	Jay Taragin
Title:	Chief Financial Officer

cc:	Michael Klein, Chairman of the Board, AltC Acquisition Corp.

Sam Altman, Chief Executive Officer, AltC Acquisition Corp.

Michael J. Aiello, Esq., Weil, Gotshal & Manges LLP

Matthew J. Gilroy, Esq., Weil, Gotshal & Manges LLP

Barbra J. Broudy, Esq., Weil, Gotshal & Manges LLP

David Gammell, Esq., Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Jeffrey R. Vetter, Esq., Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Keith J. Scherer, Esq., Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP